# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: China Yuchai International Ltd., CIK 0000932695
CUSIP: G21082105
Title of class of securities: Common Stock, par value US $0.10 per share
Address of issuer's principal executive offices: 16 Raffles Quay #26-00, Hong Leong Building, Singapore, Singapore (U0), U0 048581
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001383838

## Reporting persons
- Shah Capital Management: type of reporting person: investment adviser (IA); citizenship or place of organization: North Carolina (NC); sole voting power 0; shared voting power 1,638,280; sole dispositive power 0; shared dispositive power 1,638,280; aggregate amount beneficially owned 1,638,280 (4.37% of the class)
- Shah Capital Opportunity Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,495,700; sole dispositive power 0; shared dispositive power 1,495,700; aggregate amount beneficially owned 1,495,700 (3.99% of the class)
- Himanshu H. Shah: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 34,417; shared voting power 1,638,280; sole dispositive power 34,417; shared dispositive power 1,638,280; aggregate amount beneficially owned 1,672,697 (4.46% of the class)

## Item 1. Issuer
Name of issuer: China Yuchai International Ltd.
Address of issuer's principal executive offices: 16 Raffles Quay #26-00 Hong Leong Building Singapore U0 048581

## Item 2. Person Filing
Name of person filing:
(i) Shah Capital Management, Inc. ("Shah Capital")
(ii) Shah Capital Opportunity Fund LP ("Shah Opportunity")
(iii) Himanshu H. Shah, who serves as President and Chief Investment Officer of Shah Capital
Address of principal business office or, if none, residence: 2301 Sugar Bush Rd., Ste 510, Raleigh, NC, 27612
Citizenship: Shah Capital is a North Carolina corporation; Shah Opportunity is a Delaware limited partnership; Mr. Shah is a citizen of the United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
(i) Shah Capital: 1,638,280
(ii) Shah Opportunity: 1,495,700
(iii) Himanshu H. Shah: 1,672,697
Percent of class:
(i) Shah Capital: 4.37 %
(ii) Shah Opportunity: 3.99 %
(iii) Himanshu H. Shah: 4.46
Sole power to vote or to direct the vote:
(i) Shah Capital: 0
(ii) Shah Opportunity: 0
(iii) Himanshu H. Shah: 34,417
Shared power to vote or to direct the vote:
(i) Shah Capital: 1,638,280
(ii) Shah Opportunity: 1,495,700
(iii) Himanshu H. Shah: 1,638,280
Sole power to dispose or to direct the disposition:
(i) Shah Capital: 0
(ii) Shah Opportunity: 0
(iii) Himanshu H. Shah: 34,417
Shared power to dispose or to direct the disposition:
(i) Shah Capital: 1,638,280
(ii) Shah Opportunity: 1,495,700
(iii) Himanshu H. Shah: 1,638,280

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Not applicable.

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Shah Capital Management: /s/ Himanshu H. Shah, Himanshu H. Shah, President and Chief Investment Officer (11/12/2025)
- Shah Capital Opportunity Fund LP: /s/ Himanshu H. Shah, Himanshu H. Shah, Managing Member (11/12/2025)
- Himanshu H. Shah: /s/ Himanshu H. Shah, Himanshu H. Shah (11/12/2025)